Exhibit 99.105

Cybin Provides Corporate Update

TORONTO, CANADA – July 8, 2021 – Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) (“Cybin” or the “Company”), a biotechnology company focused on progressing psychedelic therapeutics, today announced the expansion of its operations into Ireland, including the transfer of its intellectual property assets to a recently formed wholly-owned Ireland subsidiary.

The Company continues its progression of scaling and building upon its IP portfolio of novel psychedelic compounds, delivery platforms and methods of use in psychiatric indications.

Since inception, the Company has been able to progress the following initiatives all of which are accelerated from its growing portfolio of intellectual property:

•	expand IP portfolio to 12 patent filings;

•	file an international patent application that brings the potential to obtain patent coverage in 153 countries;

•	grow discovery pipeline of psychedelic molecules to 50+;

•

progress with four active drug programs utilizing our Novel Psychedelic Compounds of which three indications have been selected (Major Depressive Disorder, Alcohol Use Disorder and General Anxiety Disorder / Social Anxiety Disorder); and

•	complete 51 pre-clinical studies around certain Novel Psychedelic Compounds within its discovery pipeline.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company scaling and building upon its IP portfolio, progression in relation to the Company’s four active drug programs, and the potential for the Company to obtain patent coverage in 153 countries. There are numerous risks and uncertainties that could cause actual results and Cybin’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com

Media Contacts:

John Kanakis

Cybin Inc.

John@cybin.com